PERTH, AUSTRALIA 22 February 2006

Title PERTH, AUSTRALIA Orbital Corporation Limited today reports results for the six months ended 31 December 2005.

In commenting on the results Orbitals Chief Executive Officer,
Dr. Rod Houston said the results were slightly better than Orbitals guidance to the market.

Key Features

Key features of Orbitals performance in the period were

net loss after tax of 1.4 million dollars compared to a loss of 1.8 million dollars for the same period last year total revenue of 5.1 million dollars in line with the prior year

Polaris enters into a licence to manufacture products utilising
Orbitals DI fuel injection technology

since 1 July Orbital has secured more than $9 million of engineering contracts up 25 per cent from the same time last year, the full impact of which will commence in the second half of this financial year.

Synerject purchases electronic components manufacturing facility in the US, with effect from 1 March 2006.

Despite disappointing 1st half results we are pleased that we have made considerable commercial progress during this period said Dr Houston
We are confident about our 2nd half prospects and anticipate a full year profit.

Dr Houston said that the engineering services order book had increased significantly and it was also pleasing to note the increased interest in Orbitals DI technology with new product in the pipeline.

Synerjects growth strategy is unfolding with the significant steps being the acquisition of the Delavan business, which increases their annualised revenue by over 50 per cent, as well as their continued investment in the development of new products. We are excited by Synerjects prospects. added Dr Houston.

FINANCIAL SUMMARY

Total revenue for the half year ended 31 December 2005 of 5.1 million dollars is in line with the prior year. This reflects a reduction of engineering services revenue by 0.3m dollars offset by a 35 per cent increase in royalty and licensing income to 1.2 million dollars.

Total expenses fell by 11 per cent to 7.2 million dollars with continued savings across most expense categories. The half year result includes increased finance costs of 306k arising from the introduction of Australian equivalents to international accounting standards with effect from 1 July 2005. This requires the write down of long term borrowings to fair value and an unwinding discount expense non cash being recorded in each accounting period.

Orbital continues to report profits arising from its investment in Synerject LLC. Synerjects profit is cyclical being stronger in the 2nd half as customers build product for the northern hemisphere summer. Included in Orbitals result is a contribution from Synerject of 805k which is 131k lower than the prior year however Synerjects annualised results are expected to improve year on year and this will be reflected in the 2nd half. Synerject was cash flow positive during the 1st half year.

Cash outflow from operating activities of 2.0 million for the half year included 0.3 million settlement of employee entitlements due to the reduction in staff numbers. At 31 December 2005 Orbital had cash of 6.0 million and anticipates positive operating cash flow in the 2nd half year in line with increased engineering revenue.

Detailed comments on Orbitals three revenue streams are as follows

Engineering Services

Engineering Services revenue fell 9 per cent to 3.4 million dollars for the half year ended 31 December 2005. This is a result of the decline in the order bank in the last 12 to 18 months due to cutbacks by Orbitals traditional automotive customers.

Since 1 July Orbital has however secured more than 9 million dollars of engineering contracts which represents an increase of 25 per cent in our order book in comparison to the same period last year. These include significant long term engineering contracts in both China and India. While Orbital did not benefit from revenue recognition in the 1st half, these programs will provide medium to long term continuing engineering revenue. Importantly this sales base provides a good platform and improved confidence to win further engineering contracts going forward.

In addition we have commenced a number of new programs for the application of the Orbital DI system on new products. This is a reflection of the continuing demand for powertrain emissions solutions and is an endorsement of the continued evolution of Orbitals technology arising from the investment in continued research and development.

Royalties and Licences

Licensing and royalty revenue increased by 35 per cent compared to the previous corresponding period to 1.2 million dollars for the half year. This reflects increased royalties in the marine sector with Mercury and Tohatsu increasing units sold incorporating Orbitals DI technology. Polaris recently entered into a licence agreement which would enable it to manufacture products utilising Orbital DI, reinforcing the growth prospects of Orbitals royalty stream.

Bajaj have informed Orbital they are pleased with progress of the DI autorickshaw program. The production prototype engines and vehicles have passed all the validation tests for this stage of the production launch process. Production launch is now expected in the first quarter of next financial year.

The European scooter market continues to perform poorly with regulatory change and weakening of emissions requirements contributing to the reduced take up of scooter products incorporating Orbitals DI technology. New R&D programs have been initiated earlier in the year by Orbital and Synerject to re invigorate our offerings in this market. These programs are focused on a second generation DI system with reduced cost and improved performance in order to retain the potential long term revenue stream from this sector.

Opportunities have been identified for the wider application of Orbital DI in several markets including the recently announced application to spark ignited heavy fuel for both 2 stroke and 4 stroke engines. Importantly one of these programs represents the first
4 stroke production engine application incorporating Orbital DI.

Synerject

Synerject, Orbitals 50 per cent owned joint venture with SiemensVDO Automotive Corporation, operates from facilities in both USA and Europe, manufacturing air/fuel injectors, fuel rail assemblies and related components. Synerject specialises in electronic fuel systems in the non automotive market, where it is able to deliver the low volume, unique specification components required for these applications.

Synerject has generated revenue growth of approximately 3 per cent in the 1st half year. This has not been reflected in the bottom line in this reporting period due to product mix changes and Synerject has increased overheads in anticipation of increased annualised business. Synerjects growth opportunities are significant, particularly in Asia, with an anticipated conversion to electronic management modules for the motorcycle market.

Orbital recently announced Synerjects acquisition of the Delavan plant from BRP with effect from 1 March 2006. This plant based in the United States manufactures electronic components with a turnover which will add over 50 per cent to Synerjects annualised revenue and provides
Synerject with further growth and synergy opportunities.

Outlook

The engineering order book for the 2nd half year provides confidence that the engineering group will be particularly productive during this period. Orbitals 2nd half royalty income will be supported by continuing strength in the DI outboard market. As noted Synerject typically enjoys a better 2nd half than 1st half and this will be the case this financial year. Synerjects underlying core business is expected to grow year on year and in addition Synerjects acquisition of the Delavan facility will be EPS positive from the date of acquisition.

Further cost control actions taken early in this financial year are expected to yield an annualised cost saving of at least 1.5 million dollars.

Orbital Chairman, Don Bourke, stated The Board is extremely pleased with the progress achieved by Dr Houston and the whole Orbital team since he took over as CEO in October last year. Orbital anticipates a return to profitability in the second half and to be able to report a profit for the full year. This expectation is based on the current order book in the engineering business and Synerjects expanding manufacturing operations.



ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 866 714 0668